UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934
(Amendment No.)*

Tomi Environmental Solutions, Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

890023203
(CUSIP Number)

5/6/2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	Rule 13d-1(b)
X	Rule 13d-1(c)
	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1
Names of Reporting Persons

John F. Nelson
2
Check the appropriate box if a member of a Group (see instructions)

(a)
(b)
3
SEC Use only


4
Citizenship or Place of Organization
Wisconsin, United States

Number	of
Shares
Beneficially
Owned	by
Each
Reporting
Person With:
5
Sole Voting Power
1,026,575

6
Shared Voting Power
0

7
Sole Dispositive Power
1,026,575

8
Shared Dispositive Power
0

9
Aggregate Amount Beneficially Owned by Each Reporting Person
1,026,575
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)


11
Percent of class represented by amount in row (9)

5.14440%
12
Type of Reporting Person (See Instructions)

IN

Notes:

(1)	The number of the common shares of the issuer outstanding
used in calculating the percentage is 19,955,205 as of the date hereof.

Item 1:

(a)	Name of Issuer
Tomi Environmental Solutions, Inc.

(b)	Address of Issuer Principal Executive Offices:
      8430 Spires Way, Suite N
      Frederick, MD  21702


Item 2:

(a)	Names of Persons Filing:
(i)John F. Nelson


(b)	Address of Principal Business Office or, if None,
Residence:
3610 Deerpath Road
Middleton, WI 53562

(c)	Citizenship:
United States

(d)	Title and Class of Securities:
Common Stock

(e)	CUSIP No.:
890023203


Item 3. If this statement is filed pursuant to sec. 240.13d-1(b) or
(c), check whether the person filing is a:

NOT APPLICABLE

(a)	  Broker or dealer registered under Section 15 of the
Act;
(b)	  Bank as defined in Section 3(a)(6) of the Act;
(c)	  Insurance company as defined in Section 3(a)(19) of
the Act;
(d)	  Investment company registered under Section 8 of
the Investment Company Act of 1940;
(e)	  An investment adviser in accordance with Rule 13d-
1(b)(1)(ii)(E);
(f)	  An employee benefit plan or endowment fund in
accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	  A parent holding company or control person in
accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	  A savings association as defined in Section 3(b) of
the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	  A church plan that is excluded from the definition
of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	  A non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J);
(k)	 Group, in accordance with Rule 240.13d-
1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

Reporting Persons (John F. Nelson)


(a)	Amount Beneficially Owned
1,026,575
(b)	Percent of Class:
5.14440%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:
1,026,575 (486,226 owned in personal account
and 540,349 owned in self-directed IRA account)
(ii)	Shared power to vote or to direct the vote:
0
(iii)		Sole power to dispose or to direct the disposition
of:
1,026,575
(iv)	Shared power to dispose or to direct the disposition
of:
0

Notes:

(1) The number of the common shares of the issuer outstanding used in calculating the percentage is 19,955,205 as of the date hereof.


Item 5. Ownership of Five Percent or Less of a Class.
NOT APPLICABLE

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6. Ownership of more than Five Percent on Behalf of Another
Person.
NOT APPLICABLE


Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
NOT APPLICABLE

Item 8. Identification and classification of members of the group.
NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.


NOT APPLICABLE

Item 10. Certifications.


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired, and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

I further certify that I am an attorney, duly licensed in the State of Wisconsin, and I have been expressly retained and authorized by Mr. John F. Nelson to be his attorney and representative for the express purpose of submitting and signing the Schedule 13G on his behalf, and my electronic signature, below, shows and supports the authority to act as his authorized representative.

Dated: May 7, 2024.	/s/ Stephen L. Morgan
Stephen L. Morgan
Attorney and Authorized
Representative of John F. Nelson

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).